Exhibit 99.2

Ellomay Capital Ltd. Added To Stock Index

Tel Aviv, Israel -- May 29, 2014–Ellomay Capital Ltd. (NYSE MKT: ELLO; TASE: ELOM), (“Ellomay” or “the Company”) an emerging operator in the renewable energy and energy infrastructure sector, today announced that it will be added to the MSCI Israel Index as part of the MSCI Global Micro Cap Indexes beginning  the close of tomorrow -  Friday, May 30th.

Ran Fridrich, CEO of Ellomay noted that “Ellomay' s goal is to achieve long term superior returns for its shareholders and it is gratifying to be included on the MSCI Israel Index. We look forward to the potential additional visibility that inclusion in the index may bring."

Ellomay is one of twelve Israeli microcap companies being added to the index this week while five other current constituents will be removed. MSCI Inc. is a leading provider of investment decision support tools to investors globally, including asset managers, banks, hedge funds and pension funds. MSCI products and services include indexes, portfolio risk and performance analytics, and governance tools.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE MKT, under the trading symbol "ELLO" and with the Tel Aviv Stock Exchange under the trading symbol "ELOM." Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur  Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approx. 22.6MW of photovoltaic power plants in Italy and 85% of 2.3MW of photovoltaic power plant in Spain;

•
7.5% indirect interest, with an option to increase its holdings to 9.375%, in Dorad Energy Ltd. Israel's largest private power plant, with production capacity of approximately 800 MW, representing about 8% of Israel's total current electricity consumption;

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich.

Mr. Nehama is one of Israel's prominent businessmen and the former Chairman of Israel's leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay's dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. The expertise of Ellomay's controlling shareholders and management enables the company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company's management. All statements, other than statements of historical facts, included in this press release regarding the Company's plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words "estimate," "project," "intend," "expect," "believe," "anticipate," "will," "plan," "could," "may" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company's forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements. These and other risks and uncertainties associated with the Company's business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise

Contact:

Investor Relations
MZ North America
Dustin Salem
1.949.259.4998
dustin.salem@mzgroup.us
www.mzgroup.us